Annual Report 2006

The fairway is 26,577 square yards.

The green is 5,391 square feet.

The hole is 4.25 inches in diameter.

Here’s to finding the sweet spot.

The world has 32,000 golf courses. On six continents. And other than the seemingly impossible odds of hitting a hole-in-one, no two are alike. Navigating the landscape of grass and brush and sand and water to find the sweet spot – that coveted 4.25 inch shallow hole – is like finding the proverbial needle in a thousand haystacks. It takes focus, discipline, strategy, and creativity. At Fronteer, that’s something we admire. Because our vocation is finding the sweet spot, where we can unlock the highest value for our shareholders, for one of the lowest investments of time and capital. To us, finding the sweet spot isn't a game of guesswork or chance. Whether we're discovering strategic metals at the exploration stage, or discovering producing assets with previously unrecognized value, we rely on our experience, creativity, and the power of science. The Science of Discovery©.

Contents

3.	Chairman’s Message
4.	President’s Message
6.	Management’s Discussion and Analysis
30.	Independent Auditors’ Report
30.	Comments by Auditors
31.	Consolidated Financial Statements
35.	Notes to the Consolidated Financial Statements
IBC.	Corporate Information

Chairman’s Message

This past year has been a year of phenomenal growth for Fronteer, and for the world’s exploration and mining industries.

Growth is best leveraged for maximum benefit when built on a solid platform, and this is precisely what Fronteer has done: it has built a platform of solid, high-quality assets on which to further its goal of becoming one of the world’s pre-eminent mineral exploration and development companies.

At this point, Fronteer’s two largest assets are its 47% interest in Aurora Energy Resources Inc. (AXU-TSX), and its gold properties in western Turkey. Your company is also well-financed, with C$100 million in the treasury.

Fronteer’s science-driven approach to exploration in Labrador resulted in the 2006 launch of Aurora Energy Resources; today, only one year since its initial public offering, Aurora has a market value of approximately C$1 billion. This is an impressive success story. It evidences Fronteer’s desire to deliver positive returns for our shareholders through top-notch exploration and discovery.

To date, Fronteer’s business model has been to focus on extremely attractive risk/reward investment opportunities in the exploration and development theatre. As we move forward, the company aims to extend its science of discovery to include a ‘sweet spot’ characterized by quality assets with previously unrecognized value that are in or near production. The demand for precious and strategic metals remains strong. Growing economies in China, India, and Brazil have growing demands for gold, copper, and uranium. Increasingly, nations are also recognizing the scientifically-proven reality of global warming. And, increasingly, uranium is being identified as the strategic source of clean, reliable power of the future. This indicates that the world requires a consistent, long-term supply of uranium. Aurora’s goal is to help meet this growing demand for clean energy.

Looking forward in 2007, I am confident that Fronteer has built a solid platform for growth, and that it has the opportunity to capitalize on strong fundamentals. This year, as in past years, I am very proud of the Fronteer team and wish to thank them for their commitment to a job extremely well done. It is their skill, experience, and insightful decision-making abilities that have made Fronteer what it is – a disciplined and creative vehicle for growth, exploration, and development.

Your Board believes that shareholders will continue to be well-served by the Fronteer management team.

Oliver Lennox-King
Chairman

President’s Message

Over the past 12 months, Fronteer has delivered significant value to its shareholders through a combination of discovery success and corporate restructuring.

Our focus has been to unlock shareholder value through discipline, creativity, and the strategic investment of time and capital. Today, we believe Fronteer stands out as an innovative leader among the world’s mineral exploration companies.

Our vision, quite simply, is to create a leading Canadian exploration and development company. Our work to date has resulted in significant asset growth. We have a strong owner’s team, and a solid foundation of value underpinned by our ownership of projects containing precious and strategic metals in geopolitically stable parts of the world. Building on this strong foundation, we intend to widen our scope to include further growth through development as well as strategic acquisitions.

Fronteer’s exploration success over the past two years has been remarkable. Relying on our science of discovery skills, we have leveraged small strategic exploration investments into extraordinary returns – with four major gold and copper-gold discoveries in Turkey, and multiple new discoveries of significant size in the Aurora Uranium District in Labrador.

We are in the enviable position of having Teck Cominco as our joint venture partner on all six of our projects in western Turkey. Today, these projects have a resource base of over two million ounces of gold. With ongoing exploration funded by Teck Cominco, this new gold district has great development potential. We are confident these projects will remain an important pillar of Fronteer’s asset base in the years ahead.

2006 was also the year that Fronteer launched its majority-owned uranium subsidiary, Aurora Energy Resources Inc. (AXU-TSX). This ‘spin-out’ effectively consolidated our ownership in one of the most strategically significant uranium districts in the Western world. In addition, it unlocked a significant amount of value for both Fronteer and Aurora shareholders. Today, Fronteer remains the largest shareholder of Aurora, with a 47% equity interest.

Through Aurora’s discovery success in coastal Labrador, it has become a ‘new generation’ uranium company with world-class deposits in Canada, the world’s premier uranium-producing country. Aurora’s uranium resource base has increased from approximately 18 million to 96 million pounds – a five-fold increase in less than three years, and at a cost of less than $0.25 per pound.

Given that there are only a handful of large, advanced-stage new uranium projects worldwide, Aurora’s uranium district has global importance. As Aurora’s projects move toward feasibility, it is anticipated that Fronteer will continue to derive value from its sizeable ownership of Aurora.

Also on the exploration and discovery front, Fronteer has assembled a large land position in an emerging Canadian mineral belt called the Wernecke Mountains, in north central Yukon. We consider this new mineral belt to be highly prospective for Olympic Dam-style copper-gold-uranium deposits (Olympic Dam in Australia is the world’s largest uranium deposit, and the world’s fourth-largest copper deposit). Based on our work to date, we are encouraged by our gold, copper and uranium results. For 2007, we have identified six large target areas for immediate follow-up drilling and exploration work.

In 2006, Fronteer also broadened its business model to include strategic investments in other companies. In addition to maintaining our controlling equity interest in Aurora, we acquired a 20% interest in Latin American Minerals Inc. (LAT-TSXV). With this investment, Fronteer has gained a foothold in a pipeline of exceptional gold and copper-gold opportunities in Argentina, and we have done so at a relatively low cost of entry.

Fronteer’s exceptional projects and investments are backed by a robust treasury. Being well-capitalized is a prerequisite for both growth and corporate flexibility. Over the past year, we have increased our working capital to over C$100 million, with only modest dilution to our shareholders. We plan to leverage this solid financial position to continue our discovery strategy of identifying and acquiring outstanding assets that will complement our existing portfolio.

Over the past five years, Fronteer has successfully leveraged our very modest exploration investments into extraordinary returns for our shareholders. In fact, since 2001, we have posted an annual compounded increase in share price of 125%.

Over the next 12 months, Fronteer will benefit from approximately C$40 million worth of exploration and development expenditure, almost all of which will be spent on drilling high-quality targets. This means your Company has the opportunity, with sustained exploration results, to realize continued resource growth. With the exception of our Yukon project, we anticipate that our currently planned exploration expenditures will be funded by joint venture partners, and by companies in which we hold a significant interest. This means that Fronteer’s financial capital and strategic attention will be freed up to focus on discovering and bringing new opportunities into the pipeline, and to adding to our current asset base.

Fronteer is gaining recognition for having built a ‘house of excellence’ in the mining sector. With our international portfolio of high-profile projects, solid footing in both the precious and strategic metals markets, and a healthy treasury, Fronteer is exceptionally well-positioned for the next level of corporate development in 2007. We have assembled an outstanding team of scientific and business experts committed to socially and environmentally responsible mineral discovery and development. And we believe that opportunities now exist to bring together and consolidate a number of quality assets, creating a new mid-tier diversified mining company.

I am very proud of what we have achieved this past year. Our accomplishments in 2006 are the result of teamwork, focus, and hard work by very talented people. We thank them, and also extend our gratitude to you our shareholders for your ongoing support. In 2007, we will leverage both Fronteer’s strong foundation and our science of discovery to deliver another outstanding year for you all.

Dr. Mark O’Dea, Ph.D., P.Geo.
President and CEO

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at December 31, 2006, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and U.S. GAAP that would affect the Company’s reported financial results are disclosed in Note 21 of the Financial Statements. This MD&A is dated as of March 19, 2007.

Overview and Overall Performance
The Company is an international mineral exploration and development company, focused on gold, copper and uranium, with properties in western Turkey, Canada and Mexico. At March 19, 2007, the Company also owns 47.02% of Aurora Energy Resources Inc. (“Aurora”), a company focused on exploring and developing uranium properties in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol AXU. The Company accounts for its investment in Aurora as an equity investment.

During the year ended December 31, 2006, the Company focused on exploration activities in Canada, Turkey and Mexico, the initial public offering (“IPO”) of Aurora and completion of updated resource estimates for the Turkish gold assets and Aurora’s uranium assets in Labrador.

At December 31, 2005, the Company owned 56.8% of Aurora and accounted for its investment in Aurora as a joint venture, therefore proportionately consolidating its results. The ownership change to 47.2% at December 31, 2006 resulted from Aurora completing an IPO of its common shares in March 2006 followed by the exercise of the underwriters’ over-allotment option, which raised total gross proceeds of $28,750,000, and completion of an additional $30 million bought deal financing and concurrent $10 million private placement in October 2006 and the exercise of options and warrants in Aurora. Aurora has some employees, management and directors in common with the Company. At March 19, 2007, the Company owns 30,947,336 common shares of Aurora, or 47.02%, with a fair market value of approximately $445,000,000.

On April 30, 2006, the Company received notification from Teck Cominco Limited that its Turkish subsidiary (“TCAM”) would be exercising its back-in right on both the Agi Dagi and Kirazli properties. Teck Cominco is required to spend a minimum of US$15 million by April 30, 2008 on these properties to earn back a 60% interest (as further discussed below).

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% on four newly designated properties under the Company’s Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% of each of the properties. TCAM’s decision frees up the Company’s technical staff in Turkey to focus on identifying other projects for acquisition in the area.

On June 1, 2006, the Company closed a bought deal financing of 6,000,000 common shares of the Company with a syndicate of underwriters at a price of $6.40 per share, for gross proceeds of $38,400,000. The underwriters’ commission amounted to 5.5% of the gross proceeds.

Subsequent to year-end, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,100,000 common shares at a price of $14.75 per share, raising gross proceeds of $60,475,000. The Offering has a 15% Greenshoe option, allowing the underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. The underwriters received a cash commission of 5%.

The Company has a 2007 exploration budget of $5,500,000 for its Yukon properties, called the Wernecke Breccias, while Aurora has a reported exploration and development budget of approximately $26,000,000 for its Labrador uranium properties. TCAM will continue exploring the Turkish properties as they complete their earn-back.

The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG.

As at March 19, 2007, the Company has on hand cash and marketable securities with a value of approximately $104,000,000.

Selected Annual Information
The following financial data are derived from the Company’s financial statements for the fiscal years ended December 31, 2006, 2005 and 2004:

		2006		2005		2004
Total revenues	$	Nil	$	Nil	$	Nil
Net income (loss) before discontinued operations		$15,015,635		$(5,295,943)		$(4,456,596)
Basic and diluted earnings (loss) per share before
discontinued operations
Basic		$0.27		$(0.12)		$(0.15)
Diluted		$0.25		$(0.12)		$(0.15)
Net income (loss) for the year		$15,011,639		$(5,304,538)		$(4,462,744)
Basic and diluted earnings (loss) per share
Basic		$0.27		$(0.12)		$(0.15)
Diluted		$0.25		$(0.12)		$(0.15)
Total assets		$102,311,386		$33,802,467		$14,558,608
Long-term financial liabilities	$	Nil	$	Nil	$	Nil
Cash dividends declared	$	Nil	$	Nil	$	Nil

Results of Operations
December 31, 2006 vs. December 31, 2005
The Company’s net income before discontinued operations for the year ended December 31, 2006 was $15,015,635 or earnings per share of $0.27 compared to a net loss of $5,295,943 or a loss per share of $0.12 for the year ended December 31, 2005. Contributing to the year-over-year difference were the recognition of dilution gains on the Company’s investment in Aurora, offset by the Company’s pickup of its percentage of the operating loss of Aurora, an increase in stock-based compensation expense, wages and benefits costs, accounting and audit, legal, property investigation costs and interest income, offset by decreases in investor relations, promotion and advertising costs and write-downs of exploration properties.

In March 2006, the common shares of Aurora were successfully listed on the Toronto Stock Exchange. The resulting dilution reduced the Company’s ownership in Aurora from 56.8% to 50.2% . Subsequent to Aurora’s IPO, the Company’s ownership in Aurora decreased to 47.2% as of December 31, 2006 due to the issuance of additional common shares on exercise of the underwriters’ over-allotment option, an additional private placement and financing in October and the exercise of underwriter warrants and the exercise of employee stock options. The Company realized a dilution gain for the year ended December 31, 2006 of $26,489,773. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

Effective March 22, 2006, the Company began to account for its investment in Aurora through the equity method as it no longer has the unequivocal right to elect the majority of directors of Aurora and there are no other agreements or instruments in existence that would give it that right in the future. For the year ended December 31, 2006, the Company included in net income its share of the loss of Aurora of $6,974,120, the majority of which relates to stock-based compensation expense. Aurora was not incorporated until June 2005, and substantially all of its costs to December 2005 were exploration related and capitalized to its balance sheet.

Stock-based compensation expense is comprised of the fair value of stock options granted to employees and consultants that vest in the period. Stock-based compensation expense for the year ended December 31, 2006 increased to $3,035,209 from $840,528 for the year ended December 31, 2005. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

Wages and benefits costs increased to $1,424,237 for the year ended December 31, 2006 from $958,115 in the prior year. The increase in wages and benefits costs are attributed to year-over-year salary changes, an increase in the number of employees and increases to employee bonuses.

Property investigation expense increased to $594,895 for the year ended December 31, 2006 as compared to $251,507 for the year ended December 31, 2005. The increase in expenditures year-over-year relates to costs associated with investigating the numerous opportunities presented to the Company for consideration and includes travel costs to visit the properties or companies under consideration and other due diligence costs as required.

Office and general expenses for the year ended December 31, 2006 were $295,984 as compared to $232,009 in the prior year. The increase in costs for the year to date is directly attributed to the move to larger office premises in February 2006, the hiring of additional staff and the opening of an office in Ankara, Turkey in April 2005. In addition, insurance costs increased as a result of the Company’s Amex listing in June 2005.

Accounting and audit expenses increased to $212,165 for the year ended December 31, 2006 as compared to $97,714 for the year ended December 31, 2005. The increase in expenditures relates to costs incurred to comply with Sarbanes-Oxley legislation.

Legal fees have increased to $207,706 for the year ended December 31, 2006 as compared to $117,478 for the year ended December 31, 2005. The increase is primarily attributed to fees paid to special counsel hired by the Special Committee of the Board to assist the Board with respect to various corporate governance issues.

Interest income increased to $1,309,550 as compared to $467,525 in the prior year, primarily due to significantly higher average cash balances in 2006 versus 2005. Cash is invested either in interest-earning accounts or term deposits until required.

Investor relations, promotion and advertising expense decreased to $705,306 for the year ended December 31, 2006 as compared to $886,429 for the year ended December 31, 2005. The decrease in expense is attributed to decreased costs associated with the Company’s website, and lower fees paid to consultants and analysts to arrange meetings with potential investors and tours of the Company’s properties. As the Company develops its own network of investors, it relies less on the assistance of these consultants.

During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties. During 2006, the Company had minimal property write-downs on minor properties totalling $98,784.

Total assets at December 31, 2006 increased to $102,311,386 from $33,802,467 at December 31, 2005, primarily as a result of the bought deal financing which closed in June 2006 and raised gross proceeds of $38,400,000, and the recognition of a dilution gain from the Aurora IPO and a corresponding increase in the investment in Aurora, accounted for by the equity method, to $37,508,155. In addition, for the year ended December 31, 2006 the Company realized cash inflows from the exercise of warrants and options of $12,118,865 which were offset by exploration expenditures of $6,298,162, cash outflows from operations of $2,364,612 and a further investment in Aurora of $10,000,002.

The Company has recorded a future income tax liability of $1,572,172, primarily arising on the difference between the accounting and tax values of mineral property expenditures in Turkey and the investment in Aurora. In 2005, the Company recorded a future income tax liability arising on the purchase price allocation of additional shares of Aurora.

In addition, during 2006 the Company acquired marketable securities at a total cost of $4,019,817. During 2006 the Company sold $601,059 of these securities, realizing a gain of $117,639. At December 31, 2006, these marketable securities had a fair market value of $4,177,285.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If a property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

December 31, 2005 vs. December 31, 2004
The net loss for the year ended December 31, 2005 increased over 2004, primarily as a result of a write-down of costs previously capitalized as exploration properties costs, an increase in wages and benefits expense, property investigation expense, office and general expenses, legal expenses and accounting and audit expenses, offset by an increase in interest income earned and a future income tax recovery and a decrease in stock-based compensation expense, investor relations, promotion and advertising costs, management fees expense and expense recoveries.

During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties.

Wages and benefits expense charged to operations increased to $958,115 in 2005 as compared to $375,004 in 2004 as a result of an increase in the number of head office administrative staff, implementation of employee benefit plans, severance costs, adoption of directors’ fees and payment of bonuses. In addition, 2005 was the first full year of costs associated with the Company’s original employees who were hired in May 2004.

Property investigation costs in 2005 primarily related to the expenses incurred in investigating various exploration opportunities in Turkey.

Office and general costs increased to $232,009 in 2005 as compared to $71,722 in 2004 as a direct result of increased activity within the Company, an increase in insurance costs as a result of the Company’s Amex listing and the opening of offices in Turkey and Mexico.

Listing and filing fees, which include transfer agent costs, increased to $125,357 in 2005 as compared to $49,103 as a direct result of the Company’s Amex listing and increased transfer agent costs resulting from a large number of warrants exercised in the year.

Legal expenses increased to $117,478 in 2005 as compared to $66,220 in 2004 as a result of costs incurred in restructuring the Company’s uranium holdings, expenses of the Amex listing and costs incurred with the incorporation of the Company’s Mexican and Turkish subsidiaries.

Accounting and audit costs increased to $97,714 in 2005 as compared to $60,074 in 2004 as a result of an increase in audit fees associated with the Mexican operations and the Company’s share of the costs of a separate audit of Aurora in preparation for its IPO, international tax planning for the Mexican and Turkish assets and $12,720 incurred in consulting costs with respect to the Company’s SOX 404 implementation preparations.

Stock-based compensation expense, which is comprised of the fair value of stock options granted to employees and consultants that vest in the year, decreased to $840,528 in 2005 from $2,179,744 in 2004. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.

Investor relations, promotion and advertising expense decreased to $886,429 in 2005 as compared to $1,338,151 in 2004 primarily as a result of a marketing campaign in 2004 that was not repeated in 2005. Offsetting the decrease in promotion and advertising expense was an increase in investor relations costs due to fees paid to various consultants to introduce the Company to potential investors, expenses of analyst tours to the Company’s properties in Turkey and Labrador and costs incurred with respect to a new website in 2005 that were not incurred in 2004.

Prior to May 2004, the Company incurred management fees paid to various executives who provided services on a consulting basis. In 2005, all of these individuals were employees of the Company and the corresponding wages and benefits were included in wages and benefits expense in 2005.

During 2005, the Company had a higher average cash balance on hand as compared to 2004, resulting in an increase in interest income to $467,525 from $188,130 in 2004.

In 2005, the Company realized a future income tax benefit of $391,600 from previously unrecognized tax assets relating to loss carryforwards required to offset a future income tax liability arising on the issuance of flow-through shares and the renouncing of exploration expenditures.

Total assets in 2005 increased significantly over 2004 as a result of the deferral of $12,400,266 of exploration expenditures, net of joint venture recoveries and write-downs, and an increase in cash and short-term deposits to $16,096,933 from $9,528,579 in 2004 as a result of the completion of two financings during the year and receipt of cash from the exercise of warrants and stock options. Total cash flows from financing activities were $21,868,043 in 2005 versus $11,357,242 in 2004.

Exploration Projects
Exploration and acquisition expenditures by the Company for the years ended December 31, 2006 and 2005 totalled $4,266,412 and $6,650,881, respectively, in Turkey, $1,267,475 and $795,659, respectively, in Mexico, and $2,624,285 and $209,438, respectively, in the Yukon, Canada.

Turkey
On April 27, May 6 and October 19, 2004, the Company signed three separate Memoranda of Understanding (“MOUs”) with TCAM to acquire a 100% interest in exploration properties in western Turkey named Agi Dagi, Kirazli and the Biga Properties, respectively.

On April 30, 2006, TCAM provided notice to the Company of its intention to earn back a 60% interest in each of the Agi Dagi and Kirazli properties prior to the Company actually completing its earn-in expenditure requirement as called for under the MOU. As a result, the Company is deemed to immediately have earned a 100% interest in each property. The Company issued to TCAM 175,000 common shares on April 30, 2006 as required under the Agi Dagi and Kirazli MOUs. On August 24, 2006, an agreement was reached with TCAM to return 90,000 common shares originally issued on April 30, 2006 in satisfaction of a difference of opinion on timing of costs on Agi Dagi. The Company is not required to issue the final 300,000 common shares as originally outlined under the MOU for Agi Dagi and Kirazli because of the TCAM earn-back election.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend twice the Company’s expenditures to date of the earn-back notice over a period of two years, with 50% of this amount required to be spent in the first year. The Company’s expenditures up to the date of the earn-back election were approximately US$5,000,000 on Agi Dagi and US$2,500,000 on Kirazli. The Company will assist TCAM by providing technical support and personnel during the earn-back period.

Upon the Company earning its 100% interest, TCAM was granted a Net Smelter Return Royalty (“NSR”) of 1% on the Agi Dagi Project and 2% on the Kirazli Project. The royalty is eliminated if TCAM completes its 60% earn-back.

In lieu of the NSRs, if TCAM completes its 60% earn-back on the Agi Dagi property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi resource areas, up to a maximum of 600,000 ounces. If TCAM completes its 60% earn-back on the Kirazli property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined resource areas, up to a maximum of 250,000 ounces.

TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting the expenditure commitment described above.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Pirentepe, Halilaga, TV Tower and Dedidagi properties. Each of these properties was recently designated a property as per the terms of the Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% in each of these properties. To earn back a 60% interest in a property, TCAM must spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, over a three-year period, with a minimum of 50% being spent in year one. TCAM may earn back an additional 10% by electing to complete a feasibility study on the project within four years of earning back 60%.

The 2006 drilling program commenced March 22, 2006 at Agi Dagi. As of December 31, 2006, a total of 16,344 metres was drilled in nine complete and 15 ongoing holes. Exploration and acquisition expenditures on Agi Dagi by the Company for the year totalled $844,311, including an allocation of stock-based compensation expense of $28,806 and the fair value of common shares issued to TCAM of $71,000.

The Company successfully completed a National Instrument 43-101 compliant resource estimate on Agi Dagi in early 20061. Currently, Agi Dagi comprises two separate resource areas, referred to as the Baba Zone and the Deli Zone, which are located three kilometres apart on the same hill. The grade, tonnage and classification of the resource estimates from the Deli and Baba Zones are as follows:

	Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Deli Oxide	1,110	0.83	5.00	30	178	12,350	1.12	7.16	444	2,843
Deli Sulphide	250	1.12	8.46	9	68	4,060	1.06	9.65	138	1,260
Deli Total	1,360	0.90	5.63	39	246	16,410	1.10	7.78	582	4,103
Baba Oxide	6,270	0.86	0.86	172	174	16,940	0.77	1.01	418	551
Baba Sulphide	170	1.10	0.91	6	5	1,430	1.06	9.65	43	43
Baba Total	6,440	0.86	0.86	178	179	18,370	0.78	1.01	461	594
Agi Dagi Total	7,800	0.86	1.69	217	425	34,780	0.93	4.20	1,043	4,697

The Deli Zone is open for expansion in all directions. Similarly, the Baba Zone is open for expansion to the north-northwest. TCAM will be responsible for directing the exploration of these and other new target areas on the property until at least April 2008, the projected completion of their earn-back expenditure. Results were also obtained from metallurgical tests that indicate recoveries of up to 93.8% after 40 days of column leaching with low reagent consumption.

The 2006 drilling program at Kirazli commenced in May with a total of 6,793 metres drilled as of December 31, 2006, with six completed and three partially completed holes. During the first quarter of 2006, the Company received results from metallurgical testing which indicated that Kirazli oxide material is amenable to leaching, with average recoveries of 85% after 40 days of column leaching. Total exploration and acquisition expenditures on Kirazli for the year ended December 31, 2006 were $790,214, including an allocation of stock-based compensation costs of $43,946 and a fair value of common shares issued to TCAM of $532,500.

(1)

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop, P.Eng., Exploration Manager – Canada/Turkey of the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P.Eng., of Giroux Consultants Ltd.

The Company successfully completed a National Instrument 43-101 compliant resource estimate on the Kirazli property in early 20062. Currently, the Kirazli project consists of a large resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli are as follows:

	Indicated					Inferred
	Tonnes	Au	Ag	Au oz	Ag oz	Tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
Kirazli Sulphide	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

The resource area on Kirazli is open for expansion in all directions.

During the period, the Company incurred costs exploring the Biga property area, which is now divided into four designated properties called Pirentepe, Halilaga, Dedidagi and TV Tower. Drilling commenced on Pirentepe on September 20, 2006, where the Company drilled 1,709 metres. Drilling at Halilaga commenced in November 2006 and by year-end a total of 890 metres had been drilled.

As the majority of Biga property costs were incurred prior to the individual property designation, the Company and TCAM have re-allocated costs based upon best estimates as to where the original expenditure was incurred. Based upon this re-allocation, the Company has incurred total costs at Pirentepe, Halilaga, TV Tower and Dedidagi of US$809,930, US$586,852, US$27,751 and US$6,559, respectively.

With the TCAM earn-back election on Agi Dagi, Kirazli and the four designated Biga properties, the Company will now shift its focus to a regional exploration program in Turkey, with the goal of identifying new properties for acquisition.

Mexico
In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company may earn a 100% interest in both of these projects by spending a combined total of US$2,000,000 over four years on exploration, to be divided between the two properties, with a minimum US$500,000 expenditure required on a property before earn-in on that property is complete. Minera will retain a back-in right to each project, which must be exercised within 60 days of the Company expending US$2,000,000 on such project. Minera will also retain a 1.5% –2% net smelter royalty on each project, which will be extinguished if Minera earns back an interest on a project.

Minera’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice the Company’s expenditures on such project over three years, with a firm first-year work commitment of 25% of the Company’s expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

Expenditures on Clara and San Pedro for the year ended December 31, 2006 totalled $1,258,476, primarily consisting of costs associated with a mapping and sampling program over the properties and separate drill programs. Drilling on the properties commenced in July.

(2)

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop, P.Eng., Exploration Manager – Canada/Turkey of the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P.Eng., of Giroux Consultants Ltd.

At Clara the Company completed two separate drill programs. The first consisted of a total of 1,339.80 metres in eight reverse circulation (“RC”) holes. The Company commenced a second drill program at Clara in late September 2006, which was budgeted to consist of 10 holes for a total of 1,500 metres. To December 31, 2006, nine holes were drilled for a total of 1,369.85 metres.

On the San Pedro project, eight RC holes were drilled with a combined length of 1,376.34 metres. Unfortunately, the proposed drill program was not completed since the last two holes of the program were not drilled due to damage to the access roads by bad weather in the region and the inaccessibility of the drill sites.

The Company plans to complete an additional five holes, three holes at Clara and two holes at San Pedro, for a total of 1,050 metres in the first quarter of 2007.

Wernecke properties
In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of Yukon, Canada. The Company was required to complete $2,000,000 in expenditures on the property to earn an 80% interest in the claims and data set while Newmont and NVI retain a 2% net smelter royalty. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

For the year ended December 31, 2006, the Company spent $2,624,285 on the property, which included costs of additional staking and detailed geological sampling and mapping, and thus completing the earn-in requirement. Rimfire will have 60 days upon receipt of all data under the 2006 program, other than geophysical data, to decide whether it will contribute its share of the costs incurred to date in excess of $2,000,000 or suffer dilution. The Company has received notification from Rimfire that it will be contributing their share of the $833,723 incurred in excess of the $2,000,000 earn-in amount.

The Company has planned a minimum $5,500,000 exploration budget for the Wernecke properties, which will involve further mapping and geological sampling and 10,000 metres of drilling. The Company anticipates commencing this program in May or June of 2007.

Investment in Aurora Energy Resources Inc. – 47.2% (as at December 31, 2006)
Aurora, which owns the uranium assets in the Central Mineral Belt of Labrador previously held by Fronteer and Altius, completed its IPO financing on March 22, 2006, raising gross proceeds of $28,749,999 including exercise of an over-allotment option. The Company no longer proportionately consolidates Aurora and now accounts for its investment using the equity method.

Aurora announced an updated National Instrument 43-101 compliant resource estimate for its Michelin Deposit in February 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The collective updated resource estimate yields a total of 95,910,000 pounds of U3O8 (“uranium”), increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

A detailed breakdown of the resource estimate for both deposits, as reported by Aurora, is shown in the following table3:

	Measured			Indicated			Inferred
		%	lbs		%	lbs		%	lbs
Deposit	Tonnes	U3O8	U3O8	Tonnes	U3O8	U3O8	Tonnes	U3O8	U3O8
Michelin open pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake open pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake
underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,4100,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000

* Open pit resource reported at a 0.03% U3O8 cut-off
** Underground resource reported at a 0.05% U3O8 cut-off

Copies of the National Instrument 43-101 compliant technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada During The Period January 2006 To January 2007” can be viewed on SEDAR at www.sedar.com.

Based upon the success of the 2006 program, Aurora has developed its 2007 exploration program based upon the recommendations in the above-noted Technical Report filed with the Corporation’s short form prospectus in September 2006. This program will consist of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear and the completion of a preliminary engineering study using the updated resource and metallurgical data and assessing various aspects of mining/ milling/infrastructure. In addition, the program is expected to involve a significant component of field work including a minimum 75,000-metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend. This program would continue to expand the known inferred resource at Michelin as well as focus on the conversion of inferred to indicated resources. The program would also seek to develop new resources within the other targets areas. The approximate breakdown of the meterage is anticipated to be as follows:

o	Michelin Main	27,000 metres
o	Jacques Lake	22,000 metres
o	Aurora River	10,000 metres
o	White Bear	4,000 metres
o	Michelin East	4,000 metres
o	Melody Hill	4,000 metres
o	Inda Lake Trend	4,000 metres
o	Total	75,000 metres

This work will involve a minimum of six diamond drill rigs (currently on-site) for a period of eight months and be based out of the Michelin Camp and a new Jacques Lake camp to be constructed in June 2007. Based on the outcome of the scoping study, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

(3)

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop, P.Eng., Exploration Vice-President of Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P.Eng., of Giroux Consultants Ltd.

Aurora’s budget for the 2007 program is $21,250,000. Aurora has also allocated an additional $5,000,000 for ongoing environmental baseline work and engineering studies.

Summarized financial information for Aurora is presented in the table below:

	December 31,	December 31,
	2006	2005
Total assets	$76,419,309	$6,467,699
Total liabilities	$1,848,557	$171,017
Total shareholders’ equity	$74,570,752	$6,296,682
Net loss for period	$12,571,640	$18,607

Investment in Latin American Minerals
Pursuant to a private placement which closed in November 2006, the Company purchased 5,310,000 units of securities (“Units”) of Latin American Minerals Inc. (“LAT”), a company listed on the TSX Venture Exchange. Each Unit was purchased for $0.25 and is comprised of one common share in the capital of LAT and one-half of one common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. On a fully diluted basis, the company owned approximately 17.6% of LAT.

The acquisition of the Units was made for investment purposes to allow the Company to obtain a strategic foothold in a highly prospective area of Argentina. The Company may from time to time increase or dispose of its investment in LAT.

Real Estate Development Joint Venture
The Company continues to hold a 50% interest in its original real estate development joint venture. The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc. The Company has obtained a letter of indemnity from the co-venturer absolving it of any liability under the remaining warranty obligation of the joint venture.

Summary of Quarterly Results
The following information is derived from the Company’s quarterly financial statements for the past eight quarters.

	2006
(Expressed in Canadian dollars)	December	September	June	March
Income (loss) before discontinued operations	$7,389,922	$(585,003)	$(1,811,489)	$10,022,205
Basic earnings (loss) per share
before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share
before discontinued operations	$0.11	$(0.01)	$(0.03)	$0.18
Net earnings (loss) for the period	$7,389,922	$(585,003)	$(1,811,489)	$10,018,209
Basic earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.20
Diluted earnings (loss) per share for the period	$0.11	$(0.01)	$(0.03)	$0.18

	2005
(Expressed in Canadian dollars)	December	September	June	March
Income (loss) before discontinued operations	$(1,933,478)	$(1,808,660)	$(1,264,730)	$(289,075)
Basic and diluted loss per share
before discontinued operations	$(0.04)	$(0.04)	$(0.03)	$(0.01)
Diluted earnings (loss) per share
before discontinued operations	$(0.04)	$(0.04)	$(0.04)	$(0.04)
Net income (loss) for the period	$(1,916,744)	$(1,833,989)	$(1,264,730)	$(289,075)
Basic and diluted income (loss)
per share for the period	$(0.04)	$(0.04)	$(0.03)	$(0.01)
Diluted earnings (loss) per share for the period	$(0.04)	$(0.04)	$(0.04)	$(0.04)

For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792. In the three months ended March 31, 2006, the Company realized a dilution gain of $10,842,568 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increase to wages and benefits expense totalling $285,417.

In the third quarter of 2005, a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

In the second quarter of 2005, the Company wrote off exploration expenditures on the Dixie Lake Property totalling $224,708, realized additional stock-based compensation expenses of $483,979, incurred listing and filing fees with respect to the Company’s Amex listing of $50,001 and incurred start-up costs associated with the opening of an office in Ankara, Turkey totalling $18,100.

In the first quarter of 2005, the Company realized a $391,600 future income tax recovery arising on the recognition of previously unrecognized future income tax assets used to offset a future income tax liability realized on the renouncement of exploration expenditures on flow-through shares issued in 2004.

Liquidity
The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company had the following contractual obligations at December 31, 2006:

	Payments due by period
		Less than
Contractual obligations	Total	1 year	1–3 years	4–5 years		After 5 years
Operating leases	$428,679	$107,412	$295,227	$26,040	$	Nil

The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment.

At December 31, 2006, the Company had cash on its balance sheet of $40,391,913 and working capital of $43,338,290 as compared to cash of $16,096,933 and working capital of $15,538,871 at December 31, 2005. The change in cash and working capital of $24,294,980 and $27,799,419, respectively, is primarily due to the receipt of net proceeds of $48,047,124 from the June 2006 prospectus financing and the exercise of stock options and warrants during 2006, offset by cash exploration expenditures of $6,298,162, and an additional $10,000,000 private placement investment in Aurora in October 2006 and cash used in operations of $2,364,612 during the period. The Company also purchased marketable securities during 2006 at a cost of $4,863,897.

Subsequent to December 31, 2006, the Company received $5,241,059 upon the exercise of 1,797,361 warrants and 214,900 stock options. At March 19, 2007, the Company has cash and cash equivalents of $104,000,000 on its balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2007.

Subsequent to year-end, the Company closed a short form prospectus offering to sell 4,100,000 common shares at a price of $14.75 per share raising gross proceeds of $60,475,000. The Offering has a 15% Greenshoe option, allowing the underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. The underwriters will receive a cash commission of 5%. The Company will use the majority of the proceeds from the Offering for the acquisition of additional mineral properties or companies holding such properties that may be of interest to the Company.

The Company does not anticipate any significant environmental liabilities during 2007.

Capital Resources
The Company at December 31, 2006 has warrants and stock options outstanding that are currently in the money, which could potentially bring an additional $16,311,159 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

The Company has no minimum exploration expenditures on any of its properties.

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.

Transactions with Related Parties
For the year ended December 31, 2006, the Company paid legal fees of $8,177 (2005 – $33,855) to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

In addition, the Company invoiced Aurora $1,162,245 during the year ended December 31, 2006 for its share of office costs, employee wages and benefits and costs of the IPO financing. At December 31, 2006, the Company had a receivable from Aurora of $88,154 relating to these expenditures.

In April 2006, the Company and Aurora signed a cost sharing agreement whereby the Company will charge common office costs and common employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days’ notice by either party.

In October 2006, the Company subscribed for an additional 956,938 common shares of Aurora by way of private placement at a price of $10.45 per common share, for a total of $10,000,002. The financing happened concurrent with a $30,000,000 short form prospectus offering by Aurora. As of December 31, 2006, the Company owned 30,947,336 common shares of Aurora.

Fourth Quarter
In November 2006, the Company made a $1,327,500 strategic investment in LAT, a public company listed on the TSX Venture Exchange under the symbol “LAT”.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Biga Properties prior to the Company completing its earn-in requirements. As a result of this election, the Company is deemed to have earned 100% of the project. Upon its earn-back election, the Company and TCAM designated four new properties in the Biga region named Pirentepe, Halilaga, TV Tower and Dedidagi.

Proposed Transactions
As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

Disclosure Controls and Procedures
Disclosure Controls and Procedures
At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a–15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting
During the fourth quarter of 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. As a result, management concluded that the Company’s internal control over financial reporting was effective as of that date.

Other Subsequent Events
Subsequent to December 31, 2006, 214,900 stock options were exercised for total proceeds of $298,316 and 1,797,361 share purchase warrants were exercised for proceeds of $4,942,743. The Company has no outstanding share purchase warrants. In addition, the Company granted 785,000 stock options to employees and directors at exercise prices ranging from $10.17 to $14.25, exercisable for a period of five years. These options remain subject to regulatory and shareholder approval.

Subsequent to year-end, the Company closed a short form prospectus to sell 4,100,000 common shares at a price of $14.75 per share, raising gross proceeds of $60,475,000. The Offering has a 15% Greenshoe option, allowing the underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. The underwriters will receive a cash commission of 5%.

Subsequent to year-end, the Company acquired an additional 900,000 common shares of LAT at a cost of $0.45 per share, with the transaction expected to settle on April 4, 2007.

Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management’s best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests does not believe the remaining assets have suffered any impairment. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

Changes in Accounting Policies
There were no changes in accounting policies in the year ended December 31, 2006 other than the way the Company accounts for its investment in Aurora. At December 31, 2005, the Company accounted for its investment in Aurora as a joint venture and accordingly proportionately consolidated Aurora’s results.

Due to the Company’s loss of control of Aurora through Aurora’s IPO financing and the subsequent exercise of the over-allotment option, the Company’s interest in Aurora fell below 50%. Effective March 22, 2006, the Company accounts for its investment in Aurora through the equity method.

New Accounting Pronouncements
Financial Instruments
Effective January 1, 2007, the Company will adopt CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865, Hedges and CICA Handbook Section 1530, Comprehensive Income (the “Financial Instruments Standards”). As the Company has not previously undertaken hedging activities, adoption of Section 3865 will have no impact on the Company.

The adoption of the Financial Instruments Standards will result in the Company recognizing available for sale investments and all derivative and other financial instruments held for trading as assets or liabilities at fair value. The Company has no derivative financial instruments at December 31, 2006. Accordingly, transitional adjustments in respect of these standards will be recorded to opening investment balances and accumulated other comprehensive income at January 1, 2007.

Gains or losses associated with items designated as held for trading are recorded in the statement of operations, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time as the investment is disposed of, or incurs a decline in fair value that is other than temporary, at which time any gains or losses will then be realized and reclassified to the statement of operations.

Fair Value Measurement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement, which defines fair value and establishes a framework for measuring fair value and expanding disclosures about fair value measurements. The Statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. It is not determinable whether the adoption of this Statement will have a significant effect on the Company’s results of operations or financial position.

Income Taxes
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109. This Statement provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our fiscal 2007 year end. It is not determinable whether the adoption of this Statement will have a significant effect on the Company’s results of operations or financial position.

Financial Instruments
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, marketable securities, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash only with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily related to input tax credits receivable and amounts due from Aurora. The Company performs ongoing evaluation of its receivables to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At December 31, 2006, the Company had accounts receivable of $88,154 due from Aurora.

At December 31, 2006, the fair values of cash and trade and other receivables approximated their carrying values because of the short-term nature of these instruments. The fair value of the marketable securities at December 31, 2006, was $4,177,285 compared to a cost of $3,536,397.

Outstanding Shares
The following table outlines the common shares outstanding subsequent to the year end to March 19, 2007.

Number of common shares
Balance, December 31, 2006	60,969,754
Shares issued on exercise of warrants	1,797,361
Shares issued on exercise of options	214,900
Shares issued on short-form prospectus offering	4,100,000
Balance, March 19, 2007	67,082,015

Cautionary Note Regarding Forward-looking Statements
Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

The risk factors that could affect the Company’s future results include, but are not limited to:

Exploration, Development and Operating Risks
The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company’s operations.

Mining operations generally involve a high degree of risk. The operations of the Company are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

There is no certainty that the expenditures made by the Company toward the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Political Stability and Government Regulation Risks
Some of the operations of the Company are currently conducted in Turkey and Mexico and, as such, the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism; extreme fluctuations in currency exchange rates; and changing political conditions, currency controls and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Turkey or Mexico may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Company.

Reliability of Resource Estimates
There is no certainty that any of the Mineral Resources identified at any of the Company’s properties to date will be realized. Until a deposit is actually mined and processed, the quantity of Mineral Resources and grades must be considered estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in a larger-scale test under on-site conditions or during production.

Fluctuations in the prices of gold, uranium and other precious or base metals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Company’s results of operations and financial condition.

No History of Mineral Production
The Company has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the Company’s properties or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources that are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Insurance and Uninsured Risks
The business of the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance may not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals, permits and approvals of aboriginal people are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

Land Title
There may be undetected title defects affecting the Company’s properties. Title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has conducted only limited surveys of certain of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Company may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s operations. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation
It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Permits
The Company cannot be certain that it will receive, on acceptable terms, the necessary permits to conduct further exploration and develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Company’s costs and delay its activities, and could adversely affect the operations of the Company.

Competition
The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Hedging
The Company does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Company has no protection from declines in mineral prices.

Additional Capital
The development and exploration of the properties in which the Company holds an interest will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Fluctuations in Metal Prices
The price of the common shares, and the consolidated financial results and exploration, development and mining activities of the Company, may in the future be significantly and adversely affected by declines in the prices of gold, uranium and other metals or minerals. The prices of gold, uranium and other metals or minerals fluctuate widely and are affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and other foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, the cost of substitutes, inventory levels and carrying charges. Future serious declines in the market prices of gold, uranium or other metals or minerals could cause continued development of and commercial production from the properties in which the Company holds an interest to be impracticable. Depending on the prices of gold, uranium and other metals and minerals, cash flow from mining operations could not be sufficient and the Company could be forced to discontinue production and could lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent upon the prices of gold, uranium and other metals and minerals being adequate to make these properties economically viable.

In addition to adversely affecting the resource estimates of the Company and its financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Precious metals and other minerals are generally priced in U.S. dollars and the costs of the Company are incurred in Canadian dollars and other currencies. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Company’s profitability, results of operations and financial condition. In addition, some of the operations of the Company are currently conducted in Turkey and, as such, the operations of the Company may be adversely affected by extreme fluctuations in the exchange rate of the Turkish Lira.

Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the exploration and development activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Dividend Policy
No dividends on the Common Shares have been paid by the Company to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Key Executives
The Company is dependent upon the services of key executives, including the directors of the Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility of such directors and officers being in a position of conflict. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Changes to Exploration Programs
The Company may make changes to planned programs at anytime. This could be done due to a number of factors including results obtained to date, changes in regulations, changes in metal prices, identification of new, more important, targets and a number of other possible causes.

Outlook
With TCAM now responsible for all of the expenditures at Agi Dagi, Kirazli and the Biga Properties in 2007, the Company is free to have its technical staff in Turkey focus on exploring for additional properties of interest in this highly prospective, underexplored area of the world.

In February 2007, Aurora announced an updated National Instrument 43-101 resource estimate for its Michelin and Jacques Lake deposits which increased resource estimates from 36 million pounds of uranium to 96 million pounds of uranium. For calendar 2007, Aurora has planned a comprehensive program, which will include a minimum of 75,000 metres of drilling, environmental baseline studies and engineering analysis with an estimated budget of $21,250,000. In addition to drilling, Aurora has allocated $5,000,000 for baseline environmental and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Aurora is proving to have a world-class asset that should garner considerable interest in the coming year as it embarks on one of the world’s largest uranium exploration programs.

The Company continues to investigate other opportunities to acquire assets or make direct investments in projects that it feels have the potential to develop into world-class deposits. With the $60 million Offering closing on March 15, 2007, this should provide the Company with significant funds to acquire additional properties or companies of interest in the coming months. We look forward to new and exciting projects being added to the Company’s assets as 2007 progresses.

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 21, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary

March 19, 2007

Independent Auditors’ Report

To the Shareholders of Fronteer Development Group Inc.

We have audited the consolidated balance sheets of Fronteer Development Group Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit), cash flows and shareholders’ equity for each of the years in the three years ended December 31, 2006. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three years ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, British Columbia
March 21, 2007

Comments by Auditors for U.S. Readers on
Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated March 21, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Vancouver, British Columbia
March 21, 2007

Consolidated Balance Sheets
as at December 31

(Expressed in Canadian dollars)	2006	2005
Assets
Current assets:
Cash and cash equivalents	$40,391,913	$16,096,933
Restricted cash (Note 4)	–	45,540
Marketable securities (Note 5)	3,536,397	–
Accounts receivable and other (Note 6)	696,975	324,484
Due from related party (Note 17(b))	88,154	–
	44,713,439	16,466,957
Investment in Aurora Energy Resources Inc. (Note 9)	37,508,155	–
Long-term investments (Note 8)	1,330,994	–
Equipment (Note 7)	308,581	312,952
Exploration properties and deferred exploration expenditures (Note 10)	18,450,217	17,022,558
	$102,311,386	$33,802,467
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,375,149	$884,008
Bank indebtedness (Note 11)	–	44,078
	1,375,149	928,086
Future income taxes (Note 12)	1,572,172	1,137,612

Shareholders’ Equity
Share capital (Note 13)	88,176,082	35,657,063
Contributed surplus	5,484,416	3,062,200
Warrants	1,429,041	3,754,619
Retained earnings (accumulated deficit)	4,274,526	(10,737,113)
	99,364,065	31,736,769
	$102,311,386	$33,802,467
Commitments (Note 15)
Subsequent events (Note 20)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors:

Consolidated Statements of Operations and Retained Earnings (Deficit)
for the years ended December 31

(Expressed in Canadian dollars)	2006	2005	2004
Operating expenses
Stock-based compensation (Note 13(c))	$3,035,209	$840,528	$2,179,744
Wages and benefits	1,424,237	958,115	375,004
Investor relations, promotion and advertising	705,306	886,429	1,338,151
Property investigation	594,895	251,507	143,970
Office and general	295,984	232,009	71,722
Accounting and audit	212,165	97,714	60,074
Legal	207,706	117,478	66,220
Listing and filing fees	121,311	125,357	49,103
Write-down of exploration properties	98,784	2,397,169	251,421
Rent	90,488	84,494	70,830
Amortization	86,493	78,725	45,794
Consulting fees	65,786	–	8,695
Management fees	–	–	133,083
Recovery of expenses	(8,005)	(6,148)	(198,617)
Loss from operations	6,930,359	6,063,377	4,595,194

Other income (expenses)
Dilution gain	26,489,773	–	–
Interest income	1,309,550	467,525	188,130
Equity in loss of Aurora Energy Resources Inc.	(6,974,120)	–	–
Foreign exchange gain (loss)	7,385	(36,752)	–
Loss on disposal of capital assets	(2,763)	(33,787)	–
Write-down of marketable securities	–	–	(15,000)
Gain (loss) on sale of investments and marketable securities	117,639	(1,945)	(11,024)
	20,947,464	395,041	162,106

Net income (loss) before income taxes
and discontinued operations	14,017,105	(5,668,336)	(4,433,088)

Current income tax expense (Note 12)	–	19,207	23,508
Future income tax (recovery) (Note 12)	(998,530)	(391,600)	–
	(998,530)	(372,393)	23,508
Net income (loss) before discontinued operations	15,015,635	(5,295,943)	(4,456,596)
Loss from discontinued operations (Note 18(b))	3,996	8,595	6,148
Net income (loss) for the year	$15,011,639	$(5,304,538)	$(4,462,744)

Retained earnings (Deficit), beginning of year
As previously reported	$(10,737,113)	$(5,432,575)	$(727,737)
Adjustment to prior periods due to change
in accounting policy (Note 19)	–	–	(242,094)
As restated	(10,737,113)	(5,432,575)	(969,831)
Retained earnings (Deficit), end of year	$4,274,526	$(10,737,113)	$(5,432,575)

Basic earnings (loss) per common share	$0.27	$(0.12)	$(0.15)
Diluted earnings per common share	$0.25	$(0.12)	$(0.15)
Weighted average number of common shares outstanding
Basic	55,944,336	45,054,137	29,076,392
Diluted	59,991,201	45,054,137	29,076,392

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31

(Expressed in Canadian dollars)	2006	2005	2004
Cash provided (used for):
Operating activities
Earnings (Loss) for the year before
discontinued operations	$15,015,635	$(5,295,943)	$(4,456,596)
Items not affecting cash:
Future income taxes	(998,530)	(391,600)	–
Stock-based compensation	3,035,209	840,528	2,179,744
Write-down of exploration properties	98,920	2,397,169	251,421
Amortization	86,493	78,725	45,794
Loss (gain) on sale of marketable securities	(117,639)	1,945	11,024
Loss on disposal of capital assets	2,763	33,787	–
Loss on write-down of short-term investments	–	–	15,000
Foreign exchange gain (loss)	(7,385)	36,752	–
Dilution gain	(26,489,773)	–	–
Equity in loss of Aurora	6,974,120	–	–
Changes in current assets and liabilities:
Accounts receivable and other	(307,242)	(49,338)	(20,452)
Accounts payable and accrued liabilities	407,248	120,015	147,352
Amounts due from related parties	(88,154)	–	–
Net cash used in operating activities	(2,388,335)	(2,227,960)	(1,826,713)
Financing activities
Increase (decrease) in bank indebtedness	(44,078)	44,078	–
Issuance of common shares for cash	38,400,000	9,832,392	8,647,688
Issuance of flow-through shares for cash	–	4,125,000	1,100,000
Issuance of warrants for cash	–	2,890,108	950,612
Cash received on exercise of warrants	10,909,820	5,056,433	1,020,514
Cash received on exercise of options	1,209,045	882,047	336,721
Share issue costs	(2,471,741)	(962,015)	(698,293)
Net cash provided by financing activities	48,003,046	21,868,043	11,357,242
Investing activities
Accounts receivable and other	(65,249)	(121,567)	(28,068)
Accounts payable and accrued liabilities	83,893	295,713	202,220
Purchase of marketable securities
and long-term investments	(5,347,317)	–	–
Purchase of short-term deposits	–	(5,081,480)	(7,086,705)
Proceeds from GIC investments	–	12,168,186	3,251,290
Purchase of equipment	(227,724)	(270,105)	(144,629)
Investment in Aurora Energy Resources Inc.	(10,000,002)	–	–
Investment in joint venture, net of cash acquired	–	(2,057,927)	–
Recovery of deferred exploration expenditures	9,500	157,683	2,143,485
Proceeds from sale of marketable securities	601,059	37,655	34,976
Interest in exploration properties
and deferred exploration expenditures	(6,298,162)	(11,091,849)	(5,554,782)
Net cash used by investing activities	(21,244,002)	(5,963,691)	(7,182,213)
Cash flows from discontinued operations	(3,996)	16,601	(6,334)
Effect of exchange rate difference on cash
and cash equivalents	(71,733)	(37,934)	–
Net increase in cash and cash equivalents	24,294,980	13,655,059	2,341,982
Cash and cash equivalents, beginning of period	16,096,933	2,441,874	99,892
Cash and cash equivalents, end of period	$40,391,913	$16,096,933	$2,441,874
Non-cash investing and financing activities:
Common stock issued for interest in exploration properties	$702,420	$362,136	$602,500

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
for the years ended December 31

	Common Shares					Total
			Contributed			shareholders’
	Shares	Amount	surplus	Warrants	Deficit	equity
(Expressed in Canadian dollars)	#	$	$	$	$	$
Balance as at December 31, 2003	21,334,968	4,743,074	58,501	360,883	(727,737)	4,434,721

Shares issued for cash	8,896,208	8,647,688	–	–	–	8,647,688
Flow-through shares issued for cash	900,740	1,100,000	–	–	–	1,100,000
Exercise of stock options	832,330	453,646	(116,925)	–	–	336,721
Exercise of warrants	1,566,897	1,249,137	–	(228,622)	–	1,020,515
Warrants granted	–	–	–	1,121,042	–	1,121,042
Shares issued for interest in
exploration property	540,000	602,500	–	–	–	602,500
Share issue costs – warrants	–	(170,429)	–	–	–	(170,429)
Share issue costs – cash	–	(698,294)	–	–	–	(698,294)
Stock-based compensation	–	–	2,421,838	–	–	2,421,838
Change in accounting policy	–	–	–	–	(242,094)	(242,094)
Loss for the year	–	–	–	–	(4,462,744)	(4,462,744)
Balance as at December 31, 2004	34,071,143	15,927,322	2,363,414	1,253,303	(5,432,575)	14,111,464

Shares issued for cash	7,472,695	10,106,529	–	–	–	10,106,529
Flow-through shares issued for cash	1,500,000	4,125,000	–	–	–	4,125,000
Exercise of stock options	1,613,834	1,318,604	(436,556)	–	–	882,048
Exercise of warrants	3,653,707	6,277,496	–	(1,221,064)	–	5,056,432
Warrants granted	–	–	–	3,722,380	–	3,722,380
Shares issued for interest in
exploration property	206,930	362,136	–	–	–	362,136
Renunciation of flow-through
expenditures	–	(391,600)	–	–	–	(391,600)
Share issue costs – warrants	–	(1,106,409)	–	–	–	(1,106,409)
Share issue costs – cash	–	(962,015)	–	–	–	(962,015)
Stock-based compensation	–	–	1,135,342	–	–	1,135,342
Loss for the year	–	–	–	–	(5,304,538)	(5,304,538)
Balance as at December 31, 2005	48,518,309	35,657,063	3,062,200	3,754,619	(10,737,113)	31,736,769

Shares issued for cash	6,000,000	38,400,000	–	–	–	38,400,000
Exercise of stock options	1,058,066	1,950,417	(741,372)	–	–	1,209,045
Exercise of warrants	5,288,379	13,235,398	–	(2,325,578)	–	10,909,820
Shares issued for interest in
exploration property	105,000	702,420	–	–	–	702,420
Renunciation of flow-through
expenditures	–	(140,833)	–	–	–	(140,833)
Recognition of benefit of
share issue costs	–	843,358	–	–	–	843,358
Share issue costs – cash	–	(2,471,741)	–	–	–	(2,471,741)
Stock options cancelled	–	–	(32,198)	–	–	(32,198)
Stock-based compensation	–	–	3,195,786	–	–	3,195,786
Net income for the year	–	–	–	–	15,011,639	15,011,639
Balance as at December 31, 2006	60,969,754	88,176,082	5,484,416	1,429,041	4,274,526	99,364,065

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005 (Expressed in Canadian dollars)

1. Nature of Operations
Fronteer Development Group Inc. (the “Company”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Note 10).

2. Significant Accounting Policies
The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant. As described in Note 21, these accounting principles differ in certain material respects from accounting principles accepted in the United States.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its significant wholly-owned subsidiaries, Fronteer Holdings Inc., Fronteer Investments Inc., Fronteer de Mexico, S.A. de C.V., and Fronteer Eurasia Madencilik Limited Sirketi (“Fronteer Eurasia”).

These financial statements also include the accounts of Aurora Energy Resources Inc. (“Aurora”) on a proportionately consolidated basis for the year ended December 31, 2005 and for the period from January 1, 2006 to March 21, 2006. For the period from March 22, 2006 to December 31, 2006, the equity method has been applied (see Note 9).

Use of Estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability of mineral properties, the investment in Aurora, the determination of the provision for future removal and site restoration costs, the potential recognition of future income tax assets and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and short-term investments, which generally mature within three months from the date of acquisition. These investments are liquid and can be converted to cash at any time. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Short-Term Deposits
Short term deposits consist of cash invested in guaranteed investment certificates with maturities of less than one year, but more than three months, at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at the lower of cost plus accrued interest and fair market value.

Equipment and Amortization
Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful life using the following rates and methods:

Computer equipment	30%	Declining balance
Computer software	100%	Straight-line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	5 years	Straight-line
Vehicles	30%	Declining balance

Amortization of assets used in exploration is capitalized to deferred exploration expenditures.

Exploration Properties and Deferred Exploration Expenditures
Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs will be charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred. The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Impairment of Long-Lived Assets
The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset.

An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Asset Retirement Obligations
Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss.

Flow-Through Financing
The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders’ equity reduced, on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

Stock-Based Compensation
The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black-Scholes option pricing model and the compensation amount, equal to the option’s fair value, is recognized over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a three-year period.

In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis, without restatement, in accordance with the recommendations of the Canadian Institute of Chartered Accountants. The fair value of options granted after January 1, 2002, but before January 1, 2004, has been recorded as an adjustment to opening deficit. The fair value of all stock options is recorded as a charge to operations or an addition to exploration properties and deferred exploration expenditures as the stock options vest, and a credit to contributed surplus in shareholders’ equity. Stock option expense is added to the properties in the same manner in which exploration wages are added to the properties. Any consideration paid on the exercise of stock options is credited directly to share capital and a transfer from contributed surplus to share capital is made at that time.

Long-Term Investments
Investments in companies over which the Company cannot exercise significant influence are carried at cost unless there is an other than temporary impairment in value, in which case the investment is written down to estimated recoverable value.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation
These financial statements are denominated in Canadian dollars, the Company’s functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at the balance sheet date;
ii.	non-monetary assets at historical rates;
iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.

The net effect of foreign currency translation is included in the statements of operations.

Basic and Diluted Earnings per Share
Earnings per share are calculated using the weighted average number of paid common shares outstanding. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share and is only recognized when the effect is dilutive.

3. Cash and Cash Equivalents

	2006	2005
Cash on deposit	$40,391,913	$16,096,933
Cash equivalents	–	–
	$40,391,913	$16,096,933

4. Restricted Cash
Restricted cash consisted of term deposits pledged to secure letters of credit outstanding relating to the residential properties previously built and sold.

5. Marketable Securities
The Company holds various equity securities in public companies as marketable securities. At December 31, 2006, the carrying value of these marketable securities was $3,536,397 and the market value was $4,177,285.

6. Accounts Receivable and Other

	2006	2005
Accounts receivable – project partners	$49,202	$–
Accounts receivable – other	521,493	209,097
Prepaid expenses and deposits	126,280	115,387
	$696,975	$324,484

7. Equipment

			2006			2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Field equipment	$36,045	$8,584	$27,461	$172,875	$39,297	$133,578
Computer equipment	227,891	79,271	148,620	158,532	50,429	108,103
Computer software	121,929	67,582	54,347	59,230	48,129	11,101
Furniture and fixtures	73,917	24,428	49,489	48,186	15,743	32,443
Automotive equipment	21,464	9,838	11,626	31,678	6,098	25,580
Leasehold improvements	19,382	2,344	17,038	2,321	174	2,147
	$500,628	$192,047	$308,581	$472,822	$159,870	$312,952

8. Long-Term Investments
On November 21, 2006, the Company made a strategic investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the Toronto Stock Exchange under the symbol LAT. The Company purchased, as part of a larger private placement, 5,310,000 units offered by LAT at a price of $0.25 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the Company to purchase one common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. As at December 31, 2006, the Company owned 17.6% of the issued and outstanding common shares of LAT, with an estimated market value of $2,389,500.  See also Note 20(c).

The Company also has investments in other companies for a total cost of $3,494.

9. Investment in Aurora
Effective March 22, 2006, the Company’s ownership interest in Aurora was reduced to 50.2% as a result of Aurora issuing additional common shares to third parties on its initial public offering. Prior to that date, the Company had a joint venture ownership interest that exceeded 50.2% . The Company’s consolidated financial statements for prior periods include the Company’s proportionate share of Aurora’s assets, liabilities, operations and cash flows.

On March 30, 2006, the Company was notified that the Underwriters of Aurora’s IPO would be exercising their over-allotment option to purchase an additional 1,041,667 common shares of Aurora, thereby diluting the Company’s ownership to 49.3%. The exercise of the over-allotment option was completed on April 5, 2006. Accordingly, the equity method has been applied to account for the Company’s investment in Aurora from March 22, 2006 onwards. Under the equity method, the Company’s percentage interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations and deficit as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has also recorded a dilution gain of $26,489,773 with respect to its investment in Aurora for the year ended December 31, 2006, which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

The Company invested an additional $10,000,002 in a private placement offering in Aurora on October 5, 2006, subscribing for 956,938 common shares at $10.45 per share. As at December 31, 2006, the Company owned 30,947,336 common shares of Aurora or 47.2% of Aurora’s issued and outstanding common shares.

10. Exploration Properties

			Designated		Write-
	Total		property		downs/	Total
Properties	2005	Additions	reallocation	Recoveries	transfers	2006
Turkey (Note 10a)
Agi Dagi	$5,965,384	$844,311	$–	$–	$–	$6,809,695
Kirazli	3,235,676	790,214	–	–	–	4,025,890
Biga	645,076	641,906	(1,039,983)	–	–	246,999
Pirentepe	74,530	423,734	566,386	–	–	1,064,650
Halilaga	–	344,053	428,882	–	–	772,935
General Turkey	43,797	882	–	–	–	44,679
Aydin	–	34,142	–	–		34,142
Samli	17,744	4,497	–	–	–	22,241
Nidge	7,397	2,234	–	–	–	9,631
Dedidagi	–	–	8,517	–	–	8,517
TV Tower	–	–	36,198	–	–	36,198
Recognition of future
income tax liability	–	1,180,439	–	–	–	1,180,439
	$9,989,604	$4,266,412	$–	$–	$–	$14,256,016
Labrador (Note 10b)
Central Mineral Belt	$3,587,168	$9,913	$–	$–	$(3,597,081)	$–
Purchase price adjustment	3,195,539	–	–	–	(3,195,539)	–
	$6,782,707	$9,913	$–	$–	$(6,792,620)	$–
Mexico (Note 10c)
Agua Grande	$–	$8,999	$–	$–	$–	$8,999
Clara	24,700	891,409	–	–	–	916,109
San Pedro	16,098	367,067	–	–	–	383,165
	$40,798	$1,267,475	$–	$–	$–	$1,308,273
Yukon (Note 10d)
Wernecke Properties	$209,438	$2,624,285	$–	$–	$–	$2,833,723
Other Properties (Note 10e)	$11	$160,478	$–	$(9,500)	$(98,784)	$52,205
	$17,022,558	$8,328,563	$–	$(9,500)	$(6,891,404)	$18,450,217

	Turkey	Labrador	Mexico	Yukon	Other	Total
Balance at December 31, 2005	$9,989,604	$6,782,707	$40,798	$209,438	$11	$17,022,558

2006 expenditures:
Acquisition costs	816,639	–	1,848	374,756	99,684	1,292,927
Assaying and geochemical	132,106	–	36,332	196,130	5,412	369,980
Camp and field costs	167,096	–	636,286	377,293	9,708	1,190,383
Deposit modelling and
resource estimation	23,506	–	–	–	–	23,506
Drilling	592,395	–	–	–	–	592,395
Geophysics	90,687	–	–	607,941	435	699,063
Transportation	213,968	–	100,471	401,033	4,522	719,994
Wages, consulting and
management fees	800,615	9,913	418,208	640,953	37,245	1,906,934
Other	248,961	–	74,330	26,179	3,472	352,942
Effect of equity method
application	–	(6,792,620)	–	–	–	(6,792,620)
Recognition of future income
tax liability	1,180,439	–	–	–	–	1,180,439
	$4,266,412	$(6,782,707)	$1,267,475	$2,624,285	$160,478	$1,535,943
Exploration costs written off	–	–	–	–	(98,784)	(98,784)
Recoveries	–	–	–	–	(9,500)	(9,500)
Balance at December 31, 2006	$14,256,016	$–	$1,308,273	$2,833,723	$52,205	$18,450,217

a) Turkey
On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties, respectively. Under the terms of the MOUs, the Company issued to TCAM a total of US$500,000 in its common shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

On April 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Agi Dagi and Kirazli properties prior to the Company completing its earn-in requirements. As a result of this election, the Company is deemed to have earned 100% of each project. The Company issued to TCAM 85,000 common shares on April 30, 2006 (10,000 for Agi Dagi and 75,000 for Kirazli) and because of the TCAM back-in election has no further obligation to issue additional shares to TCAM for these properties.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend approximately US$10,000,000 on Agi Dagi and US$5,000,000 on Kirazli over the next two years, with at least 50% of each amount to be spent in the first year. TCAM has also been granted a 1% net smelter royalty (“NSR”) on Agi Dagi and a 2% NSR on Kirazli.

TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting the expenditure commitment outlined above.

TCAM relinquishes its NSR royalty upon earning back an interest in a project. If TCAM completes an earn-back on Agi Dagi or Kirazli, the Company will pay a production bonus to TCAM of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of four newly designated properties governed by the Biga Properties MOU, called Pirentepe, Halilaga, TV Tower and Dedidagi. As a result of this election, the Company is deemed to have earned back 100% of each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn-back expenditure.

To earn back a 60% interest in any one of these four properties, TCAM is required to spend, over a three-year period, 3.5 times the Company’s accrued expenditure on a property, with 50% or more being spent in year one. Upon back-in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest in a property by completing a feasibility study and completing other requirements.

In addition, the Company acquired by way of auction two properties in Balikesir Province and three properties in Canakkale Province, Turkey, at a cost of approximately $25,142.

b) Labrador Properties, Labrador, Canada
The Company’s Labrador properties were transferred to Aurora in June 2005 in exchange for a controlling interest in Aurora. Effective March 22, 2006, the Company no longer holds a controlling interest in Aurora and the equity method has been applied to account for the Company’s investment in Aurora (see Note 9). As a result, the costs associated with the Labrador properties are now included within the investment in Aurora on the balance sheet.

c) Mexico
In 2004, the Company staked a total of 12 mineral claims located in the state of Chiapas. During 2005, the Company decided not to conduct further exploration on these properties and, accordingly, the Company wrote off a total of $921,091 of deferred exploration expenditures relating to these claims.

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A de C.V (“Minera”), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties located in the state of Jalisco. To earn its 100% interest the Company must spend a total of US$2.0 million over four years on exploration. A minimum of US$500,000 must be spent on an individual property for it to remain eligible for inclusion in the earn-in. Upon vesting, Minera will retain a 1.5% – 2% NSR, depending on the price of gold. As at December 31, 2006, the Company has spent a total of $1,299,274 on these properties.

Minera will retain a back-in right to each project, which must be exercised within 60 days of Fronteer expending US$2,000,000 on such project. Minera will also retain a 1.5% – 2% NSR on each project, which will be extinguished for a project if Minera earns back an interest.

Minera’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer’s expenditures on such project over three years, with a firm first-year work commitment of 25% of Fronteer’s expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% interest by arranging project financing, for a total 70% interest.

A finder’s fee of US$12,500 was due on closing and a further US$150,000 is payable once a property is put into production at a minimum of 80% plant design capacity. The Company has also staked additional ground in Mexico at a cost of $8,999, now referred to as the Agua Grande Property.

d) Wernecke Breccias, Yukon, Canada
On January 24, 2006, the Company and Rimfire Mineral Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation (“Newmont”) and NVI Mining Ltd. (“NVI”), a subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set covering a large region of northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement’s area of interest (“AOI”). Newmont and NVI retain a total 2% NSR over the AOI. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest. The Company and Rimfire are in negotiations regarding an unincorporated joint venture whereby ongoing exploration expenses will be shared pro rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. The Company has received notification from Rimfire that they will be contributing their share of the $833,723 incurred in excess of the $2 million earn-in amount.

11. Bank Indebtedness
Bank indebtedness represents cheques issued in excess of funds on deposit. The amount is unsecured and does not bear interest.

12. Income Taxes
a) Provision for Income Taxes
The recovery of income taxes differs from the amount that would have resulted from applying combined Canadian federal and provincial statutory tax rates of 34.12% (2005 – 34.86%; 2004 – 37.6%) .

	December 31, 2006	December 31, 2005	December 31, 2004
Income (loss) before taxes	$14,017,105	$(5,668,336)	$(4,433,088)
Expected income tax expense (recovery)	4,782,636	(1,975,982)	(1,664,659)
Adjustments resulting from:
Permanent differences and other, primarily
relating to stock-based compensation	415,779	(63,638)	558,933
Rate differences in other jurisdictions	–	63,240	–
Changes in enacted rates	(719,621)	57,456	–
Effects of change to equity accounting for Aurora	5,827,681	–	–
Part XII.6 tax	–	19,207	23,508
Future tax assets not previously recognized	–	(391,600)	–
Change in valuation allowance	(11,305,005)	1,918,924	1,105,726
Income tax expense (recovery)	$(998,530)	$(372,393)	$23,508

b) Future Tax Balances
The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
Future income tax assets (liabilities):
Operating losses carried forward	$1,265,005	$1,479,041	$526,232
Net capital loss carried forward	–	2,891	–
Equipment	51,306	62,345	26,866
Share issue costs	897,394	458,612	288,961
Investment in Aurora	(4,263,764)	–	5,340
Resource expenses	738,463	8,398,228	289,707
Other	(26,752)	–	–
Valuation allowance	(233,824)	(11,538,729)	(1,137,106)
	$(1,572,172)	$(1,137,612)	$–

As at December 31, 2006, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately $3,322,411 (2005 – $3,326,352). These losses, if unutilized, have expiration years ranging from 2007 to 2026.

In addition, the Company has available for deduction against future taxable income in Turkey and Mexico losses carried forward of $180,922 which expire in 2010 and losses carried forward of $2,062,097 which expire in 2015, respectively. The potential income tax benefit of these losses has been offset by a valuation allowance.

As at December 31, 2006, the Company had approximately $6,921,511, $855,920, and $134,384 of Canadian exploration expenses, Canadian development expenses and foreign resource expenses, respectively, which, under certain circumstances, may be utilized to reduce taxable income in future years.

13. Share Capital
a) The authorized share capital of the Company consists of an unlimited number of common shares with no par value. As at December 31, 2006, there were 60,959,754 issued and outstanding common shares of the Company.

The issued share capital of the Company is as follows:

	December 31, 2006		December 31, 2005
	Amount	$	Amount	$
Balance, beginning of year	48,518,309	35,657,063	34,071,143	15,927,322
Private placements (i)	6,000,000	38,400,000	8,972,695	14,231,529
Issued for interest in exploration property	105,000	702,420	206,930	362,136
Options exercised	1,058,066	1,209,045	1,613,834	882,048
Warrants exercised	5,288,379	13,235,398	3,653,707	6,277,496
Share issue costs	–	(2,471,741)	–	(2,068,424)
Renunciation of flow-through expenditures	–	(140,833)	–	(391,600)
Recognition of future income tax benefit
of share issue costs	–	843,358	–	–
Transfer of fair value of stock-based compensation
upon exercise of stock options	–	741,372	–	436,556
Balance, end of year	60,969,754	88,176,082	48,518,309	35,657,063

(i)

In June 2006, the Company completed a private placement financing, issuing a total of 6,000,000 common shares at a price of $6.40 per share for gross proceeds of $38,400,000. In connection with the financing, the Company paid a cash commission equal to 5.5% of the gross proceeds, or $2,112,000, to the underwriters.

In May 2005, the Company completed a private placement financing, issuing a total of 1,500,000 flow- through common shares at a price of $2.75 per share. In connection with the financing, the Company paid a cash commission of $247,500 and issued 120,000 compensation options to the agent (the “Agent”). Each compensation option entitled the Agent to acquire one share of the Company at an exercise price of $3.00 until November 25, 2006.

In February 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the “Units”) at a price of $1.75 per Unit for gross proceeds of $12,722,500. Each Unit consisted of one common share of the Company and one-half of a share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company until February 17, 2007 at an exercise price of $2.75.

In connection with the financing, the Company issued a further 202,695 Units to the Agents as payment of part of their commission plus 617,950 compensation options. Each compensation option entitled the Agents to acquire one share of the Company at an exercise price of $1.90 until February 17, 2007.

b) Stock Option Plan
The Company maintains a stock option plan (the “Plan”) whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 7,500,000. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		average
	Shares	exercise price
Outstanding, December 31, 2003	2,925,000	$0.47
Options granted	2,960,000	1.13
Options exercised	(832,330)	0.40
Options expired	(416,670)	0.87
Balance, December 31, 2004	4,636,000	$0.86
Options granted	862,500	2.35
Options exercised	(1,613,834)	0.55
Options expired	(104,166)	1.43
Balance, December 31, 2005	3,780,500	$1.32
Options granted	1,225,000	6.64
Options exercised	(1,058,066)	1.14
Options expired	(98,334)	5.40
Outstanding, December 31, 2006	3,849,100	$2.95

Options exercisable at December 31, 2006 totalled 3,154,101 (December 31, 2005 – 3,393,000).

At December 31, 2006, the Company had incentive stock options issued to directors, officers and employees and key consultants to the Company outstanding as follows:

			Weighted			Weighted
	Number of		average	Weighted	Number of	average price
	options		remaining	average	options	of options
Range of prices	outstanding		contractual life	exercice price	exercisable	exercisable
$0.50 to $0.99	469,900		1.55 years	$0.78	469,900	$0.78
$1.00 to $1.49	1,505,000		2.72 years	1.18	1,505,000	1.19
$1.50 to $1.99	230,000		3.00 years	1.77	203,334	1.76
$2.00 to $2.49	462,500		3.40 years	2.33	312,500	2.32
$3.00 to $3.49	35,000		3.75 years	3.26	18,334	3.26
$4.00 to $4.49	40,000		4.08 years	4.32	40,000	4.32
$4.50 to $4.99	130,000		4.28 years	4.55	40,000	4.54
$5.00 to $5.49	25,000		4.63 years	5.09	–	–
$6.50 to $6.99	801,700		4.36 years	6.50	565,033	6.50
$10.00 to $10.49	150,000	(1)	4.95 years	10.06	–	–
	3,849,100		3.00 years	$2.95	3,154,101	$2.32

(1) Options have been granted in excess of the number available under the Plan and are subject to shareholder approval.

c) Stock-Based Compensation
For the year ended December 31, 2006, the Company recorded compensation cost on the grant of stock options to employees and non-employees as described in Note 2. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options. Exercise price and vesting dates may also vary.

The fair value of options granted during the year ranged from $2.78 to $5.79 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	December 31,	December 31,
	2006	2005
Risk-free interest rate	4.1% to 4.5%	4.1%
Expected life	4.2 to 4.5 years	4.2 years
Expected volatility	65.4% to 80.9%	84.6%
Expected dividend yield	0.0%	0.0%

During the year ended December 31, 2006, the Company granted 1,225,000 stock options to employees, directors and consultants. The fair value of the options which vested in the year, estimated using the Black-Scholes option pricing model, was $2,804,195 (2005 – $709,724), which has been charged to the statement of operations and deficit or added to exploration properties and deferred exploration expenditures and in both cases credited to contributed surplus in shareholders’ equity. Options granted prior to January 1, 2006 which vested in the year were estimated using the Black-Scholes option pricing model to have a fair value of $359,393 (2005 – $261,019). In 2006, a total of $128,379 (2005 – $294,814) of stock-based compensation expense was capitalized in exploration properties and deferred exploration expenditures.

d) Warrants
As at December 31, 2006, the Company had issued and outstanding 1,797,361 warrants entitling the holders to purchase one common share of the Company for each warrant held. A summary of changes in warrants is as follows:

		Weighted
	Number of	average
	warrants	exercise price
Balance, December 31, 2003	2,405,710	$0.64
Warrants granted	5,405,764	$1.46
Warrants exercised	(1,546,323)	$0.64
Warrants expired	–	–
Balance, December 31, 2004	6,256,151	$1.34
Warrants granted	4,474,298	$2.64
Warrants exercised	(3,653,709)	$1.38
Warrants expired	–	–
Balance, December 31, 2005	7,085,740	$2.24
Warrants granted	–	–
Warrants exercised	(5,288,379)	$2.09
Warrants expired	–	–
Balance, December 31, 2006	1,797,361	$2.75

As at December 31, 2006, the Company had the following warrants outstanding:

	Number of	Exercise
Expiry date	warrants	price

February 17, 2007	1,797,361	$ 2.75

No warrants were issued during the year ended December 31, 2006. The weighted average fair value of warrants issued during the year ended December 31, 2005 amounted to $0.83 per warrant. The fair value of each warrant was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	December 31,	December 31,
	2006	2005
Risk-free interest rate	N/A	3.1%
Expected life	N/A	2.0 years
Expected volatility	N/A	72.6%
Expected dividend yield	N/A	0.0%

e) Income Tax Effects
In 2006, the Company renounced to investors income tax deductions from Canadian exploration expenditures totalling $413,333, pursuant to a flow-through financing in May 2005. The related future income tax effect of $140,833 arising on the renouncement has been netted against share capital.

The Company has also recorded the future income tax benefit of share issue costs of $843,358 and included this amount in share capital.

14. Net Loss Per Share
The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, fully diluted loss per share for the years ended December 31, 2005 and 2004 is the same as basic loss per share.

15. Commitments
The Company has entered into leases for premises and office equipment. Total minimum lease commitments total $428,679. Minimum rental commitments for following years total:

Year	Amount
2007	$ 107,412
2008	99,777
2009	98,409
2010	97,041
2011	26,040
Subsequent to 2011	–
$ 428,679

The Company is also responsible for its share of property taxes and operating costs on office premises leases.

16. Financial Instruments
a) Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts receivable and amounts due from various joint venture partners. The Company deposits cash, cash equivalents and short-term deposits with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates. In some circumstances, cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and expenditures incurred on mineral properties in which the Company is involved in a joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs an ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectibility of accounts receivable is in question.

At December 31, 2006, the Company had $49,202 in accounts receivable due from joint venture partners.

b) Fair Values
At December 31, 2006, the fair values of cash, receivables, accounts payable and accrued liabilities approximated their carrying values because of the short-term nature of these instruments.

17. Related Party Transactions

a)

For the year ended December 31, 2006, the Company paid or accrued $8,177 (2005 – $33,855) in legal fees to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

b)

For the year ended December 31, 2006, the Company invoiced Aurora $1,162,245 for its share of office costs, employee wages and benefits and costs of the Aurora IPO financing. At December 31, 2006, the Company had a receivable due from Aurora of $88,154 relating to these expenditures.

In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days’ notice by either party.

18. Segmented and Joint Venture Information
a) Geographical Segmented Information
The Company has three geographical segments: Canada, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Note 10. The net income (loss) relating to the operations in Canada, Mexico and Turkey totalled $15,410,176 (2005 – ($3,997,257), ($199,223) (2005 – ($954,262) and ($199,314) (2005 – $344,424), respectively, for the year ended December 31, 2006.

b) Real Estate Development – Discontinued Operations
As at December 31, 2006, substantially all of the assets, liabilities and operations of the Company were related to the acquisition, exploration and development of natural resource properties. From January 1999 to June 2001, the Company was involved in the development and marketing of residential real estate properties, primarily in the Greater Toronto Area, which included a joint venture called Berkley Homes (Pickering) Inc. The Company has included in operations a loss from discontinued operations of $3,996 for the year ended December 31, 2006. The Company has received a letter of indemnity from the co-venturer absolving it of any liability under the remaining warranty obligation of the joint venture.

c) Joint Venture Information
In June 2005, the Company and an arm’s length party each transferred their 50% respective interest in certain mineral properties located in the Central Mineral Belt of Labrador, Canada to Aurora. For its contribution, the Company acquired a 52% interest in Aurora. Subsequently, for an additional contribution of $4,999,995, the Company earned an additional 5% interest in Aurora, bringing its total interest to 56.8% . For the year ending December 31, 2005, Aurora is accounted for as a joint venture.

The Company’s proportionate share of the joint venture assets, liabilities, loss and cash flows included in these consolidated financial statements is as follows:

Balance Sheet
2005
Assets
Cash	$212,412
Accounts receivable and other	65,399
Equipment	13,923
Exploration properties and deferred exploration expenditures	5,451,200
$5,742,934
Liabilities
Bank indebtedness	$44,078
Accounts payable and accrued liabilities	51,820
Future income tax payable	1,137,612
$1,233,510
Joint venture retained earnings
Retained earnings (deficit)	$(10,605)
$(10,605)

Statement of Operations and Retained Earnings
From incorporation to December 31, 2005
Revenue
Interest income	$16,442
Expenses
General and administrative costs	27,047
Net income	(10,605)
(Deficit), beginning of period	–
(Deficit), end of period	$(10,605)

Statement of Cash Flows
From incorporation to December 31, 2005
Cash flows from operating activities
Net loss for the period	$(10,605)
Accounts payable and accrued liabilities	17,801
Cash flows from operating activities	$7,196

Cash flows from financing activities
Bank indebtedness	$44,078
Issuance of common shares for cash	4,999,995
Cash flows from financing activities	$5,044,073

Cash flows from investing activities
Accounts receivable and prepaid expenses	$(65,399)
Purchase of equipment	(16,172)
Accounts payable and accrued liabilities	34,018
Interest in exploration properties and deferred exploration expenditures	(4,791,304)
Cash flows from investing activities	$(4,838,857)
Increase in cash	$212,412
Cash, beginning of period	–
Cash, end of period	$212,412

19. Change in Accounting Policies
The Canadian Institute of Chartered Accountants (“CICA”) issued new recommendations in Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The recommendations require recognition of an expense arising from stock options granted to both employees and non-employees at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation cost, equal to the option’s fair value, is recognized over the option’s vesting period.

The impact of the adoption of the fair value-based method resulted in an increase in accumulated deficit of $242,094, with a corresponding credit to contributed surplus in shareholders’ equity, reflecting the fair value of options granted during 2003.

20. Subsequent Events

a)

Subsequent to December 31, 2006, 214,900 stock options were exercised for total proceeds of $298,316 and 1,797,361 share purchase warrants were exercised for proceeds of $4,942,743. In addition, the Company granted 785,000 stock options to employees and directors at exercise prices ranging from $10.17 to $14.25 exercisable for a period of five years, which are subject to shareholder approval.

b)

Subsequent to year-end, the Company closed a short form prospectus (the “Offering”) to sell 4,100,000 common shares at a price of $14.75 per share, raising gross proceeds of $60,475,000. The Offering has a 15% Greenshoe option, allowing the underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. The underwriters received a cash commission of 5%.

c)	Subsequent to year-end, the Company acquired an additional 900,000 common shares of Latin American Minerals at a cost of $0.45 per share, with the transaction expected to settle on April 4, 2007.

21. Differences Between Canadian and U.S. Generally Accepted Accounting Principles
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending December 31, 2006, 2005 and 2004 and to shareholders’ equity at December 31, 2006, 2005 and 2004 in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Statement of (loss) income
Net (loss) income based on Canadian GAAP	$15,011,639	$(5,304,538)	$(4,462,744)
Deferred exploration costs prior to the establishment
of proven and probable mineral reserves (Note 21(a))	(5,855,941)	(8,136,593)	(3,707,776)
Flow-through shares (Note 21(h))	525,000	(162,800)	(611,240)
Dilution gain (Note 21(d))	(26,489,773)	–	–
Equity loss of Aurora (Note 21(d))	(7,956,411)	–	–
Stock-based compensation for employees (Note 21(e))	362,559	840,528	2,179,744
Unrealized gains on trading securities (Note 21(c))	640,888	–	–
Change to future income tax expense	220,043	–	–
Net loss for the year based on U.S. GAAP	$(23,541,996)	$(12,763,403)	$(6,602,016)

Weighted average number of shares outstanding	55,944,336	45,054,136	29,076,392
Loss per share, basic and diluted	(0.42)	(0.28)	(0.23)

Shareholders’ Equity
Shareholders’ equity based on Canadian GAAP	$99,364,065	$31,736,769	$14,111,467
Deferred exploration costs prior to the establishment
of proven and probable mineral reserves (Note 21(a))	(14,475,249)	(12,758,885)	(4,622,292)
Equity loss of Aurora (Note 21(d))	(7,956,411)	–	–
Equity loss of Aurora from prior years	(2,634,279)
Flow-through shares (Note 21(h))	140,833	(525,000)	(228,800)
Incremental dilution gain (Note 21(d))	834,671	–	–
Cumulative other comprehensive income (Note 21(b))	1,062,000	–	900
Unrealized gains on trading securities (Note 21(c))	640,888	–	–
Change to future income tax expense	220,043	–	–
Shareholders’ equity based on U.S. GAAP	$77,196,561	$18,452,884	$9,261,275

The following sets out the material balance sheet differences between Canadian and U.S. GAAP:

	2006	2005	2004
1. Exploration Properties and Deferred
Exploration Expenditures
Canadian GAAP	$18,450,217	$17,022,558	$4,622,292
Deferred exploration costs prior to the establishment
of proven and probable mineral reserves (Note 21a)	(14,475,249)	(12,758,885)	(4,622,292)
Future income tax effect of exploration costs (Note 21a)	(1,029,564)	–	–
U.S. GAAP	$2,945,404	$4,263,673	$–

2. Available for Sale Investments
Canadian GAAP	$1,327,500	$–	$39,600
Comprehensive income (Note 21b)	1,062,000	–	900
U.S. GAAP	$2,389,500	$–	$40,500

3. Trading Securities
Canadian GAAP	$3,536,397	$–	$–
Unrealized gains (Note 21c)	640,888	–	–
U.S. GAAP	$4,177,285	$–	$–

4. Investment in Aurora
Canadian GAAP	$37,508,155	$–	$–
Incremental dilution gain (Note 21d)	834,671
Equity in loss of Aurora from prior years	(2,634,279)	–	–
Equity in loss of Aurora (Note 21d)	(7,956,411)	–	–
U.S. GAAP	$27,752,136	$–	$–

5. Accounts Payable and Accrued Liabilities
Canadian GAAP	$1,375,149	$884,008	$447,144
Flow-through shares (Note 21h)	–	525,000	228,800
U.S. GAAP	$1,375,149	$1,409,008	$675,944

6. Capital Stock
Canadian GAAP	$88,176,082	$35,657,063	$15,927,322
Stock-based compensation (Note 21e)	–	(141,742)	–
Flow-through common shares (Note 21h)	(384,167)	(44,660)	88,740
U.S. GAAP	$87,791,915	$35,470,661	$16,016,062

7. Contributed Surplus
Canadian GAAP	$5,484,416	$3,062,200	$2,363,414
Stock-based compensation (Note 21e)	(3,241,089)	(2,878,530)	(2,179,744)
Dilution gain (Note 21d)	27,324,444	–	–
Other comprehensive income (Note 21b)	1,062,000	–	–
U.S. GAAP	$30,629,771	$183,670	$183,670

8. Future Income Taxes
Canadian GAAP	$1,572,172	$1,137,612	$–
Future income tax effect of exploration costs (Note 21a)	(1,029,564)	4,044,897	1,534,764
Flow-through common shares (Note 21h)	(140,833)	–	(320)
Accounts payable and accrual	–	186,900	81,453
Change to future income tax expense	(220,043)	(4,231,797)	(1,615,897)
U.S. GAAP	$181,732	$1,137,612	$–

a) Interest in Exploration Properties and Deferred Exploration Costs
Under U.S. GAAP, acquisition costs are capitalized, but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that proven or probable mineral reserves exist, after which all such costs are capitalized.

b) Available for Sale Investments
Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are included in comprehensive income. An impairment on available for sale securities is recorded in income if such loss is determined to be other than temporary. Under Canadian GAAP, these securities are recorded at cost.

c) Trading Securities
Under U.S. GAAP, securities that are bought and held for sale in the near term are considered trading securities and are accounted for at fair value, with unrealized holding gains and losses included in earnings for the period.

d) Investment in Aurora
Under Canadian GAAP, the Company recognized a dilution gain of $26,489,773 on issuance of additional common shares by Aurora (Note 9). Under U.S. GAAP, the Company also recognized a dilution gain of $26,843,005, but the dilution gain would be recognized as a capital transaction in stockholders’ equity as the gain would not be considered assured of realization as Aurora is an exploration stage entity.

The Company’s equity loss pickup of Aurora would increase primarily due to the expensing of deferred exploration expenditures in Aurora under U.S. GAAP.

e) Stock-Based Compensation
Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R), Share-Based Payment, a revision to SFAS 123, Accounting for Stock-Based Compensation. SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures, and any changes in those estimates are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation cost for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. The cumulative effect of a change in accounting principle to reflect forfeitures for prior periods was determined to be immaterial and not recorded. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equalled or exceeded the fair market value of the underlying stock at the date of grant. If the Company had accounted for its stock-based compensation plan for employees under SFAS 123 for fiscal years ending December 31, 2005 and 2004, the pro forma impact would have been as follows:

	2005	2004
Net (loss) income for the year based on U.S. GAAP	$(12,763,403)	$(6,602,016)
Expense under SFAS 123	(840,528)	(2,179,744)
Pro forma net loss	$(13,518,551)	$(8,781,760)

f) Statements of Cash Flows
As a result of the treatment of mining interests under item (a) above under U.S. GAAP, cash expended on exploration costs would have been classified as operating rather than investing, resulting in the following totals:

	2006	2005	2004
Cash from operating activities	$(8,244,276)	$(12,475,291)	$(5,070,006)
Cash from investing activities	$(15,388,061)	$(4,189,176)	$(3,978,777)

g) Comprehensive Income
For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 130 (“FAS 130”) establishes standards for the reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements.

	2006	2005	2004
Net (loss) income for the year based on U.S. GAAP	$(23,541,996)	$(12,763,403)	$(6,602,016)
Other comprehensive (loss) income:
Change in unrealized (losses) gains on
available for sale securities	1,062,000	–	900
Comprehensive net loss based on U.S. GAAP	$(22,479,996)	$(12,763,403)	$(6,601,116)

h) Flow-Through Shares
Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash. As at December 31, 2006, unexpended flow-through funds totalled $nil (2005 – $413,334; 2004 – $1,058,061).

i) Recent Accounting Pronouncements
Financial Instruments
Effective January 1, 2007, the Company will adopt CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865, Hedges and CICA Handbook Section 1530, Comprehensive Income (the “Financial Instruments Standards”). As the Company has not previously undertaken hedging activities, adoption of Section 3865 will have no impact on the Company.

The adoption of the Financial Instruments Standards will result in the Company recognizing available for sale investments and all derivative and other financial instruments held for trading as assets or liabilities at fair value. The Company had no derivative financial instruments at December 31, 2006. Accordingly, transitional adjustments in respect of these standards will be recorded to the opening investment balances and accumulated other comprehensive income, at January 1, 2007.

Gains or losses associated with items designated as held for trading are recorded in the statement of operations, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time as the investment is disposed of, or incurs a decline in fair value that is other than temporary, at which time any gains or losses will then be realized and reclassified to the statement of operations.

Fair Value Measurement

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement, which defines fair value and establishes a framework for measuring fair value and expanding disclosures about fair value measurements. The Statement applies only to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. It is not determinable whether the adoption of this Statement will have a significant effect on the Company’s results of operations or financial position.

Income Taxes

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109. This Statement provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end. It is not determinable whether the adoption of this Statement will have a significant effect on the Company’s results of operations or financial position.

Forward-looking Statement

Certain statements made herein, other than statements of historical fact relating to Fronteer Development Group Inc. (“Fronteer”), are forward-looking statements. These include, but are not limited to, estimates of supply, demand and pricing in the electricity, nuclear power and uranium industries, statements respecting Fronteer’s planned expenditures and development plans, exploration plans and budgets and exposure to exploration budgets, corporate strategies, the potential for further mineralization discoveries, expectations as to shareholder value, expectations of world demand for metals and other statements that are not historical facts. When used in this Annual Report, the words such as, “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements.

Although Fronteer believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, changes to world demand for metals and government regulation and those described under the heading “Risk Factors” in Fronteer’s continuous disclosure record filed on SEDAR and may be reviewed on www.sedar.com. The reader is cautioned not to place undue reliance on forward-looking statements.

This Annual Report also contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Fronteer does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Corporate Information

Corporate Head Office Vancouver
Suite 1650
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9
Phone: 604 632 4677
Fax: 604 632 4678
Web: www.fronteergroup.com
Email: info@fronteergroup.com

Information Office Toronto
Suite 700
357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416 362 5556
Fax: 416 362 3331

Directors
Oliver Lennox-King, Chairman
Mark O'Dea
George Bell
Lyle Hepburn
Donald McInnes
Jo Mark Zurel

Officers and Management
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO & Corporate Secretary
Ian Cunningham-Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Chris Lee, Chief Geoscientist

Legal Counsel
Goodman and Carr, LLP
Suite 2300, 200 King Street West
Toronto, Ontario M5H 3W5

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia V6C 3S7

Registrar and Transfer Agent
Equity Transfer and Trust Company
400 - 200 University Avenue
Toronto, Ontario M5H 4H1

Shares Quoted
Toronto Stock Exchange: FRG
American Stock Exchange: FRG

Capitalization
Issued capital: 67,082,015
Fully diluted: 71,501,215
As at March 19, 2007

Suite 1650
1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

T 604 632 4677
F 604 632 4678

www.fronteergroup.com

FRG
Toronto Stock Exchange
American Stock Exchange